Exhibit 99.1

AUTOCHINA INTERNATIONAL LIMITED

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held March 11, 2015

To the Shareholders of

AutoChina International Limited

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of AutoChina International Limited (the “Company”) will be held on March 11, 2015 at 10:00 a.m. local time at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China.  The meeting is called for the following purposes:

1.	To amend Article 145 of the Company’s Articles of Association to permit the Company’s Board of Directors to declare a dividend in the Company’s ordinary shares in the form of an allotment of shares without obtaining shareholder approval; and

2.	To amend Article 147 of the Company’s Articles of Association to permit the Company’s Board of Directors to declare a capitalization issue in the Company’s ordinary shares without obtaining shareholder approval.

The close of business on February 18, 2015 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The register of members of the Company will not be closed.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly to ensure your representation at the meeting.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83827688.  This Proxy Statement and a form of proxy card are available online at the following internet address: http://www.autochinaintl.com/index/list_presentations

By Order of the Board of Directors,

/s/ Yong Hui Li
Chairman and Chief Executive Officer

Dated: February 27, 2015

Table of Contents

Page

PROXY STATEMENT	1

SECURITIES OWNERSHIP	3

PROPOSAL NO. 1: TO AMEND ARTICLE 145 OF THE COMPANY’S ARTICLES OF ASSOCIATION TO PERMIT THE COMPANY’S BOARD OF DIRECTORS TO DECLARE A DIVIDEND IN THE COMPANY’S ORDINARY SHARES IN THE FORM OF AN ALLOTMENT OF SHARES WITHOUT OBTAINING SHAREHOLDER APPROVAL	5

PROPOSAL NO. 2: TO AMEND ARTICLE 147 OF THE COMPANY’S ARTICLES OF ASSOCIATION TO PERMIT THE COMPANY’S BOARD OF DIRECTORS TO DECLARE A CAPITALIZATION ISSUE OF SHARES WITHOUT OBTAINING SHAREHOLDER APPROVAL	6

GENERAL	7

AUTOCHINA INTERNATIONAL LIMITED

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of AutoChina International Limited (the “Company,” “AutoChina,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China, on March 11, 2015, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address. Please note that a vote given in accordance with the terms of the proxy card shall be valid notwithstanding the death or insanity of the shareholder, or revocation of the proxy card, if notice is not received by the Company at least two hours before the commencement of the Extraordinary General Meeting or any adjournment thereof.

If the enclosed proxy is properly dated, executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement.

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about February 27, 2015.

Your vote is important. Accordingly, you are urged to sign, date and return the accompanying proxy card whether or not you plan to attend the meeting to ensure your representation at the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on February 18, 2015 are entitled to vote at the meeting. On the record date, the Company had 23,549,644 Shares issued and outstanding and entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. Not less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of two-thirds of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote is required for the approval of the amendments to Articles 145 and 147 of the Company’s Articles of Association.

Only Shares that are voted are taken into account in determining the proportion of votes cast for a proposal.  Therefore, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against each proposal. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the Extraordinary General Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 10:00 a.m. local time on March 9, 2015 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them at the Extraordinary General Meeting. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved. We encourage you to provide instructions to your broker regarding the voting of your Shares.

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SECURITIES OWNERSHIP

The following table sets forth, as of February 18, 2015, certain information regarding beneficial ownership of AutoChina’s Shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s Shares. The table also identifies the Shares ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s Shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Honest Best Int’l Ltd. (3)	18,938,710		80.42%
Yong Hui Li	18,938,710	(4)	80.42%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	301,161	(6)	1.28%
Xing Wei	332,642	(7)	1.40%
Leon Ling Chen	5,000	(8)	*
Lei Chen	187,144	(9)	*
Jason Wang	131,100	(10)	*
Spencer Ang Li	0		*
All directors and executive officers as a group (eight individuals)	21,190,914	(11)	89.98%

*	Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China.

(2)	Based on 23,549,644 Shares of AutoChina issued and outstanding as of February 18, 2015, except that Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such Shares.

(4)	Consists of 18,938,710 Shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

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(5)	Consists of 995,157 shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 ordinary shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 9,798 Shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 230,400 shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(8)	Includes 2,200 Shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

(9)	Consists of 23,944 ordinary shares and 115,200 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 48,000 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(10)	Includes 115,200 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(11)	Includes 460,800 Shares underlying 460,800 incentive stock options exercisable within 60 days of this Proxy Statement.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to the section titled “Executive Compensation—AutoChina International Limited 2009 Equity Incentive Plan.”

As of February 18, 2015, approximately 32.3% of the Shares were held by residents of the United States and there were 4 shareholders with registered addresses in the United States.

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PROPOSAL NO. 1: TO AMEND ARTICLE 145 OF THE COMPANY’S ARTICLES OF ASSOCIATION TO PERMIT THE COMPANY’S BOARD OF DIRECTORS TO DECLARE A DIVIDEND IN THE COMPANY’S ORDINARY SHARES IN THE FORM OF AN ALLOTMENT OF SHARES WITHOUT OBTAINING SHAREHOLDER APPROVAL

General

We are proposing to amend Article 145 of the Company’s Articles of Association to permit the Company’s Board of Directors to declare a dividend in Shares in the form of an allotment of shares without obtaining the approval of the Company’s shareholders.

If the Company’s shareholders approve this Proposal 2, Article 145 will be amended as provided below.

The Reasons for the Amendment

Approval of this proposal will allow the Company to issue a dividend in the form of an allotment of shares without the time and expense of obtaining shareholder approval. The Company is considering engaging in a dividend of its shares (as an allotment of shares) in the near future, and would like to have the flexibility to do so without seeking shareholder approval at the time that its Board of directors elects to do so. The Company believes that most companies incorporated in the United States are able to effectuate payment of a dividend in the form of an allotment of shares without offering the right of election to shareholders and/or obtaining shareholders’ approval, and that the approval of this proposal will make the Company’s procedures consistent with those of companies formed in the United States.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED AS A SPECIAL RESOLUTION THAT the articles of association of the Company be amended in the following manner:

(i)	Article 145.1 be deleted in its entirety and replaced with the following new article 145.1:

“Article 145.1 Wherever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may at its sole discretion further resolve that such dividend be satisfied wholly or in part in the form of any allotment of shares credited as fully paid up.”

(ii)	Article 145.3 be deleted in its entirety.

(iii)	Article 145.4 be deleted in its entirety and replaced with the following new article 145.4:

“Article 145.4 The Board may on any occasion determine that the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of an registration statement or other special formalities, the circulation of an offer of such allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.”

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PROPOSAL NO. 2: TO AMEND ARTICLE 147 OF THE COMPANY’S ARTICLES OF ASSOCIATION TO PERMIT THE COMPANY’S BOARD OF DIRECTORS TO DECLARE A CAPITALIZATION ISSUE OF SHARES WITHOUT OBTAINING SHAREHOLDER APPROVAL

General

We are proposing to amend Article 147 of the Company’s Articles of Association to permit the Company’s Board of Directors to declare a capitalization issue of Shares without obtaining the approval of the Company’s shareholders.

If the Company’s shareholders approve this Proposal 3, Article 147 will be amended as provided below.

The Reasons for the Amendment

Approval of this proposal will allow the Company to arrange for a capitalization issue of Shares without the time and expense of obtaining shareholders’ approval. The Company is considering engaging in a dividend of its shares (as a capitalization issue) in the near future, and would like to have the flexibility to do so without seeking shareholder approval at the time that its Board of directors elects to do so. The Company believes that most companies incorporated in the United States are able to arrange for a capitalization issue without shareholders’ approval, and that the approval of this proposal and proposal 2 will make the Company’s procedures consistent with those of companies formed in the United States.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED AS A SPECIAL RESOLUTION THAT Article 147 the articles of association of the Company be amended and restated in the following manner:

Article 147 The Board may, at any time and from time to time, capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members provided that, for the purpose of this Article, a share premium account and any capital redemption reserve or fund representing unrealized profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

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GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o AutoChina International Limited, 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

AUTOCHINA INTERNATIONAL LIMITED

MARCH 11, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.autochinaintl.com/index/list_presentations

Please sign, date and mail your proxy card in the envelope provided promptly.

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PROXY

AUTOCHINA INTERNATIONAL LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned, being the registered holder(s) of _________________ ordinary share(s) of US$0.001 par value each of AutoChina International Limited (the “Company”), hereby appoints Yong Hui Li or Jason Wang, individually, as proxy to represent the undersigned at the Extraordinary General Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, on March 11, 2015, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted “FOR” proposal 1 and 2. The Board of Directors recommends that you vote “FOR” proposal 1 and 2.

1.          Proposal to amend Article 145 of the Company’s Articles of Association to permit the Company’s Board of Directors to declare a dividend in the Company’s ordinary shares in the form of an allotment of shares without obtaining shareholder approval.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.          Proposal to amend Article 147 of the Company’s Articles of Association to permit the Company’s Board of Directors to declare a capitalization issue in the Company’s ordinary shares without obtaining shareholder approval.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. Abstentions will be treated as being present and entitled to vote on the other items presented at the extraordinary general meeting and, therefore, will have the effect of votes against such proposals.

Signature of Shareholder:	Date:	, 2015

Signature of Shareholder:	Date:	, 2015

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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